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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 11-K

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 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                        For the year ended June 30, 2003

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                        Commission file number: 33-60032

                             Buckeye Retirement Plan

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                            Buckeye Technologies Inc.
                     1001 Tillman Street, Memphis, TN 38112
                                  901-320-8100


                                 Plan Number 002

        Internal Revenue Service-- Employer Identification No. 62-1518973

                             June 30, 2003 and 2002


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















                             BUCKEYE RETIREMENT PLAN


                              Financial Statements
                            and Supplemental Schedule
                        For the Year Ended June 30, 2003

                             BUCKEYE RETIREMENT PLAN

                                    Contents

                                                                           Page
Independent Auditor's Report                                                  2

Statements of Net Assets Available for Benefits                               3

Statements of Changes in Net Assets Available for Benefits                    4

Notes to Financial Statements                                              5-10

Supplemental Schedule
         Schedule of Assets Held for Investment Purposes at End of Year      11

Independent Auditor's Report



To the Buckeye Investment Committee
Buckeye Retirement Plan
Memphis, Tennessee

We have audited the accompanying statements of net assets available for benefits of Buckeye Retirement Plan as of June 30, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Buckeye Retirement Plan at June 30, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of June 30, 2003 is presented for the purpose of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and is not a required part of the basic financial statements. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.







November 18, 2003

                             BUCKEYE RETIREMENT PLAN

                 Statements of Net Assets Available for Benefits
                             June 30, 2003 and 2002




                                                    2003               2002
                                                ------------       -------------
Assets

Investments
  Mutual funds                                  $ 61,860,656       $ 57,589,835
  Common stock of Buckeye Technologies Inc.       14,057,741         16,577,592
  Loans to participants                              290,505            292,343
                                                -------------      -------------

                                                  76,208,902         74,459,770

Receivables
    Employer contributions                         5,640,930          5,676,532
    Participant contributions                              -            124,422
    Due from broker for unsettled trades              79,518             46,712
                                                -------------      -------------

                                                   5,720,448          5,847,666
                                                -------------      -------------

Net assets available for benefits               $ 81,929,350       $ 80,307,436
                                                =============      =============




                     The accompanying notes are an integral

                       part of these financial statements.

                             BUCKEYE RETIREMENT PLAN

           Statements of Changes in Net Assets Available for Benefits
                   For the Years Ended June 30, 2003 and 2002




                                                                         2003                2002
                                                                   --------------      -------------
Additions to (reductions in) net assets attributed to:
   Investment income (loss)
     Net depreciation in fair value of investments                  $ (5,485,830)       $ (9,754,543)
     Interest and dividends                                              856,162             578,850
                                                                   --------------      --------------
                                                                      (4,629,668)         (9,175,693)

   Contributions
     Employer                                                          5,452,730                   -
     Participants                                                      3,201,604           3,362,722
                                                                    -------------      --------------

                                                                       4,024,666          (5,812,971)

   Transfer of net assets from other plan                                      -          38,966,440
                                                                    -------------      ---------------

        Total additions                                                4,024,666          33,153,469

Deductions from net assets attributed to:
   Benefits paid to participants                                       2,364,089           2,222,276
   Administrative expenses                                                38,663              35,525
                                                                    -------------       --------------

        Total deductions                                               2,402,752           2,257,801
                                                                    -------------       --------------

Net increase in net assets                                             1,621,914          30,895,668

Net assets available for benefits
   Beginning of year                                                  80,307,436          49,411,768
                                                                    -------------       --------------

   End of year                                                      $ 81,929,350        $ 80,307,436
                                                                    =============       ==============



                     The accompanying notes are an integral

                       part of these financial statements.

                             BUCKEYE RETIREMENT PLAN

                          Notes to Financial Statements
                             June 30, 2003 and 2002




Note 1 - Description of Plan

The following description of Buckeye Retirement Plan provides only general information. Readers should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General

Buckeye Retirement Plan (the "Plan") is a defined contribution plan covering all full-time salaried and hourly employees of Buckeye Technologies Inc. and its wholly owned subsidiaries (collectively the "Company"). Employees, as defined in the Plan Agreement, are eligible upon completion of 1,000 hours of service during their first year of employment or during any plan year (July 1 to June
30). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may defer up to 20% of their annual compensation and may also contribute a portion or all of incentive compensation, subject to Internal Revenue Service limitations.

Foundation contributions, as defined in the Plan Agreement, made annually by the Company are computed based upon the following formula:

                 Contribution = (A+B)C A = 1% B = .5% X number of years service not to exceed twenty (20) years. C = Plan year compensation. The minimum contribution is 1 1/2% of eligible compensation and the maximum contribution is 11% of compensation.

Foundation contributions are generally funded in the six month period following the Plan's year end.

The Company may also make a premium contribution, determined annually by the Board of Directors, that is based upon the Company's financial performance. As required by the Plan Agreement, subsequent to June 30, 1996, all Company premium contributions are invested in the common stock of Buckeye Technologies Inc. The Company did not make a premium contribution to the Plan for the years ended June 30, 2003 and 2002.

Participant accounts

Each participant's account is credited with the participant's contribution, an allocation of the Company's foundation contributions, and an allocation of the Company's discretionary premium contribution, if any, plus a proportionate interest in the investment earnings or losses of the funds in which the contributions are invested. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                             BUCKEYE RETIREMENT PLAN

                             June 30, 2003 and 2002




Note 1 - Description of Plan (continued)

Vesting

Participants are immediately vested in their deferral contributions and Company discretionary premium contributions plus earnings thereon.

Participants are 100% vested in their Company foundation contributions after completion of five years of credited service. In the event of death, disability, normal retirement (age 65) or if the Plan is discontinued, participants become 100% vested in their foundation account balances.

Payment of benefits

Participants may choose to receive account distributions either in the form of a lump sum payment or installments over a period of time as defined in the Plan Agreement. However, if the participant's vested balance does not exceed $5,000, the Plan may distribute funds in the form of a lump sum payment without the consent of the participant.

Forfeitures

If an employee terminates before his or her account has become fully vested, such portion of the account is forfeited. Forfeitures are used to reduce future contributions by the Company. Forfeitures used to reduce employer contributions totaled $77,746 in 2003. There were no participant forfeitures in 2002.

Plan termination

Although it has not expressed any intent to do so, the Company has the right to modify or terminate the Plan at any time subject to the provisions of ERISA and the Plan Agreement. In the event of termination, the Plan provides that all affected participants' interests will become fully vested and nonforfeitable.


Note 2 - Summary of significant accounting policies

Investments

Investments are stated at fair value and represent the Plan's share of the market value of fund holdings or are based upon quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

                             BUCKEYE RETIREMENT PLAN

                             June 30, 2003 and 2002




Note 2 - Summary of significant accounting policies (continued)

Benefit payments

Benefit payments to participants are recorded upon distribution.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions which affect certain reported amounts and disclosures. Actual results may differ from those estimates.


Note 3 - Investments

The Plan generally allows participants to direct their contributions and account balances among the different investment options offered by Fidelity Management Trust Company. The Plan currently allows participants to invest in ten different mutual funds offered by Fidelity Management Trust Company and Buckeye Technologies Inc. common stock.

The fair value of individual investments which represent five percent (5%) or more of the Plan's net assets available for benefits as of June 30, 2003 and 2002 is as follows:

                                                      2003          2002
                                                 ------------   ------------

   Fidelity Growth & Income Portfolio            $ 22,252,887   $ 21,611,045
   Buckeye Technologies Inc. common stock          14,057,741     16,577,592
   Spartan U.S. Equity Index Fund                  10,611,873     10,256,355
   Fidelity Retirement Money Market Portfolio       6,020,316      5,067,407
   Fidelity Puritan Fund                            5,310,893      5,037,702
   Neuberger Berman Genesis Fund                    4,116,827      4,170,101

During the year ended June 30, 2002, the Plan's investment assets were held in a trust account offered by Fidelity Management Trust Company and consisted of an interest in the Buckeye Master Trust. The Master Trust was composed of the common stock of Buckeye Technologies Inc., interests in ten mutual funds, and participant loans.

The net investment income of the Master Trust for the year ended June 30, 2002 is summarized as follows:

   Interest and dividends                                      $   1,102,601
   Net depreciation in fair value of investments                 (16,131,979)
                                                               --------------

                                                               $ (15,029,378)

                             BUCKEYE RETIREMENT PLAN

                             June 30, 2003 and 2002




Note 3 - Investments (continued)

During 2003 and 2002, the Plan's investments (including investments bought, sold and held during the year) depreciated in value as follows:

                                                    2003               2002
                                              --------------    --------------

    Mutual funds                              $    (505,529)     $ (4,689,428)
    Common stock of Buckeye Technologies Inc.    (4,980,301)       (5,065,115)
                                              --------------    --------------

                                               $ (5,485,830)     $ (9,754,543)
                                              ==============    ==============


Note 4 - Nonparticipant-directed investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                               2003                2002
                                                         ----------------    ----------------
    Net assets:
      Common stock of Buckeye Technologies Inc.           $   4,147,379       $   6,192,027

      Changes in net assets:
        Net depreciation in fair value of investments        (1,913,462)         (3,028,175)
        Benefits paid to participants                          (130,981)           (362,235)
        Administrative expenses                                    (205)             (1,613)


Note 5 - Loans to participants

As of July 1, 2002, participants that qualify for in-service hardship withdrawals, as defined in the Plan Agreement, may borrow up to the lessor of their deferral contributions account or $50,000. Loan repayment periods range from one to five years. The loans are collateralized by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. As of June 30, 2003, interest rates on loans to participants ranged from 5.25% to 5.75%. Principal and interest is repaid ratably through payroll deductions.


Note 6 - Transfer of net assets from other plan

On June 28, 2002, Buckeye Retirement Plan was merged into the Buckeye Retirement Plus Savings Plan. Prior to the merger, the plans covered eligible employees of Buckeye Technologies Inc. and its wholly owned subsidiaries. The transferred net assets have been recognized in the accounts of the

                             BUCKEYE RETIREMENT PLAN

                             June 30, 2003 and 2002




Note 6 - Transfer of net assets from other plan (continued)

Buckeye Retirement Plus Savings Plan as of June 28, 2002, at their balances as previously carried in the accounts of the Buckeye Retirement Plan. The changes in net assets of the plans are included in their respective statements of changes in net assets available for benefits for the year ended June 30, 2002. A summary of the transferred net assets is as follows:

     Investments at fair value                            $ 33,289,908
     Employer contributions receivable                       5,676,532
                                                          ------------

                                                          $ 38,966,440
                                                          ============

As a result of this merger, on July 1, 2002 Buckeye Retirement Plus Savings Plan changed its name to Buckeye Retirement Plan.


Note 7 - Related party transactions

The Plan purchased $3,854,625 and sold $2,242,636 of the Plan Sponsor's common stock during the year ended June 30, 2003. During the year ended June 30, 2002, the Plan purchased $1,936,843 and sold $2,941,760 of the Plan Sponsor's common stock. The stock held by the Plan at June 30, 2003 and 2002 had a market value of $14,057,741 and $16,577,592, respectively.

Plan investments include interests in certain mutual funds managed by Fidelity Investments Institutional Operations Company, Inc. as of June 30, 2003 and 2002. An affiliate of Fidelity Investments Institutional Operations Company, Inc. is the trustee as defined by the Plan and, therefore, these investments and related investment transactions qualify as party-in-interest. Fees paid to Fidelity totaled $38,663 and $35,525 for the years ended June 30, 2003 and 2002, respectively.

The Company provides the Plan with certain management and administrative services for which no fees are charged.


Note 8 - Tax status

The Plan has received a determination letter from the Internal Revenue Service stating that the Plan qualifies under the applicable sections of the Internal Revenue Code (IRC), and is, therefore, not subject to tax under present income tax law. The Plan, which has been amended since receiving the determination letter, is required to operate in conformity with the IRC to maintain its qualification. Management is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

                             BUCKEYE RETIREMENT PLAN

                             June 30, 2003 and 2002




Note 9 - Concentration of market risk

The Plan has invested a significant portion of its assets in Buckeye Technologies Inc. common stock. This investment in Buckeye Technologies Inc. common stock approximates 17% of the Plan's net assets available for benefits as of June 30, 2003. As a result of this concentration, any significant reduction in the market value of this stock could adversely affect individual participant accounts and the net assets of the Plan.

                              SUPPLEMENTAL SCHEDULE

                             BUCKEYE RETIREMENT PLAN
         Schedule of Assets Held for Investment Purposes at End of Year
                       EIN: 62-1518973 / Plan Number: 001
                                  June 30, 2003




                                                                                             Current
(a)  (b)(c) Identity of Issue/Description                                (d) Cost          (e) Value
---  -------------------------------------------------------             --------          -----------
     Mutual funds
     ------------
*    Fidelity Growth & Income Portfolio                                  $    **          $ 22,252,887
*    Spartan U.S. Equity Index Fund                                           **            10,611,873
*    Fidelity Retirement Money Market Portfolio                               **             6,020,316
*    Fidelity Puritan Fund                                                    **             5,310,893
     Neuberger Berman Genesis Fund                                            **             4,166,827
     Davis New York Venture Fund, Inc.                                        **             3,700,899
     Alger Capital Appreciation Institutional Portfolio                       **             2,463,646
     PIMCo Capital Appreciation Fund                                          **             2,352,066
     Strong Government Securities Fund                                        **             3,455,572
*    Fidelity Diversified International Fund                                  **             1,525,677
                                                                      -----------          -----------
                                                                                            61,860,656

*      Buckeye Technologies Inc. common stock                          28,424,332           14,057,741

       Loans to participants
       Participant loans, interest rates ranging from 5.25% to 5.75%            -              290,505
                                                                     -------------        ------------

         Total assets held for investment purposes at end of year    $ 28,424,332         $ 76,208,902
                                                                     =============        ============



 *  Represents a party-in-interest.
 ** Cost omitted for participant directed investments.

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Plan Committee of the Employee Retirement Plans for Buckeye Technologies Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BUCKEYE RETIREMENT PLAN



By: /s/ KRISTOPHER J. MATULA
   --------------------------------------------------
Kristopher J. Matula, Executive Senior Vice President
 and Chief Financial Officer

Date: December 23, 2003